Exhibit (a)(5)(B)
For Immediate Release
El Paso Corporation Announces Results of Offer to Repurchase Zero Coupon Convertible Debentures
HOUSTON, TEXAS, February 28, 2006 / El Paso Corporation (NYSE: EP) today announced the results of the offer to repurchase all of its outstanding Zero Coupon Convertible Debentures due February 28, 2021 (the “Debentures”). The holders’ right to surrender their Debentures for repurchase expired immediately following 11:59 p.m., New York City time, on February 27, 2006.
Debentures in an aggregate principal amount at maturity of $1,092,398,000 were validly surrendered for repurchase. El Paso has accepted all these Debentures for repurchase at a purchase price of $552.07 per $1,000 of principal amount at maturity, for an aggregate purchase price of approximately $603 million. After this purchase, approximately $21.9 million in aggregate principal amount at maturity of Debentures remains outstanding.
El Paso will file a final Amendment to its Tender Offer Statement on Schedule TO/A with the Securities and Exchange Commission to report the results of the offer to repurchase the Debentures.
El Paso Corporation provides natural gas and related energy products in a safe, efficient, and dependable manner. The company owns North America’s largest natural gas pipeline system and one of North America’s largest independent natural gas producers. For more information, visit www.elpaso.com.
Contacts
Investor and Public Relations
Bruce L. Connery, Vice President
Office: (713) 420-5855
Fax: (713) 420-4417
Media Relations
Bill Baerg, Manager
Office: (713) 420-2906
Fax: (713) 420-4417